Exhibit 12
Orbital ATK, Inc.
Computation of Earnings to Fixed Charges

	Nine Months Ended December 31, 2015	Years Ended March 31
(dollars in thousands)		2015	2014	2013	2012
Earnings:
Income from continuing operations, before income taxes and noncontrolling interest	$265,224	$116,651	$222,165	$260,915	$301,574
Plus fixed charges	68,177	100,328	90,668	77,261	99,774
Earnings	$333,401	$216,979	$312,833	$338,176	$401,348

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$57,163	$88,676	$79,792	$65,386	$87,313
Estimated interest factor of rental expense	11,014	11,652	10,876	11,875	12,461
Fixed charges	$68,177	$100,328	$90,668	$77,261	$99,774

Ratio of earnings to fixed charges (1)	4.89	2.16	3.45	4.38	4.02

Rent expense	$69	$73	$68	$74	$78
Percentage of rent expense that represents interest	16%	16%	16%	16%	16%
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(1)
For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.